Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-131278
March 20, 2007
UDR, Inc.
PRICING TERM SHEET
5.50% Notes due 2014

Issuer:	UDR, Inc.

Security:	5.50% Notes due 2014

Size:	$150,000,000

Maturity Date:	April 1, 2014

Interest Payment Dates:	April 1 and October 1, commencing October 1, 2007

Benchmark Treasury:	UST 4.00% due 2/15/2014

Benchmark Treasury Yield:	4.510%

Spread to Benchmark Treasury:	+105 bp

Reoffer Yield:	5.560%

Coupon:	5.500%

Price to Public:	99.655%

Underwriting Discount:	0.600%

Net Proceeds, Before Expenses:	$148,582,500

Make-Whole Call:	Treasury Rate + 15 basis points

Expected Settlement Date:	March 27, 2007 (T+5)

CUSIP / ISIN:	90265EAA8/US90265EAA82

Anticipated Ratings:	Baa2 by Moody’s Investors Service, Inc. (stable outlook) BBB by Standard & Poor’s Ratings Services (stable outlook)

Book-Running Manager:	Citigroup Global Markets Inc.

Co-Managers:	SunTrust Capital Markets, Inc. Wells Fargo Securities, LLC
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and supplements thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Inc. by telephone (toll free) at 1-877-858-5407.
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